

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 19, 2009

Mr. Mark J. Mize
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
 Houston, TX 77002

> **Re:** **Petrohawk Energy Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed April 2, 2009**
> **Schedule 14A**
> **Filed April 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 6, 2009**
> **Response Letter Filed April 24, 2009**
> **File No. 1-33334**

Dear Mr. Mize:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Full Cost Ceiling Limitation, page 40

1.   We note your response to our prior comment number one. Your response
        indicates that you intend to provide investors with the information requested in
        your next annual report. We note that your previously filed Form 10-Qs provide
        investors with updated information with respect to any changes in your Critical
        Accounting Policies and Estimates. Please clarify to us whether you intend to
        provide investors the expanded disclosure you describe in your response in your
        next Form 10-Q or otherwise explain why you don't believe any update is
        necessary.

Engineering Comments

2.   We have reviewed your response to our prior comments two and three from our
        letter dated April 17, 2009. Please provide us with the following information:

        ▪ Your capital budget for 2009 and 2010
        ▪ Your development plan for your proved undeveloped properties, that includes
          your planned time line to develop your remaining inventory of proved
          undeveloped reserves.
        ▪ An analysis that supports your conclusion that your development plan is
          reasonably certain.

3.   We note that in your recent phone conversation with our oil and gas engineer,
        James Murphy, you indicated your capital budget in 2009 was approximately $1.3
        billion. Tell us the amount you have budgeted for drilling in the Haynsville
        Shale, the amount for facilities and infrastructure there and the amount for other
        projects and their general nature. In addition, you stated that the Board of
        Directors required a certain amount to be held in reserve at all times. Please tell
        us how this affects your capital requirements. Please tell us if the amount
        allocated for drilling in the Haynesville Shale will be enough to hold the leases in
        this area in 2009 and 2010, and if not, the source and amount of other funds that
        will be needed.

4.   Please tell us your anticipated source of funds that are required to develop your
        remaining inventory of proved undeveloped reserves assuming there are no
        changes in the current economic environment.

5.   Please compare and contrast the timing of your capital needs with your development plan, which we requested in our comment above. Additionally, indicate whether or not you currently have sufficient, working capital, and/or financing available to pay for your development during and through the end of your development time-line.

6.   We note that you estimated future development costs of your proved developed reserves are close to $1.7 billion in your Standardized Measure. Please compare and contrast the estimate in your standardized measure to your current capital budget of $1.3 billion.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

                                                    Sincerely,

                                                    H. Roger Schwall
                                                    Assistant Director